UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

China BCT Pharmacy Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16949J108

(CUSIP Number)

Yunli Lou
318 Hu Nan Road
Shanghai 200031, PRC
Fax: (8621) 6437-9590

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16949J108	Page 2 of 12

1.	Name of Reporting Person Milestone Longcheng Limited
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,375,000*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,375,000*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,375,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 19.7%**
12	Type of Reporting Person CO

*	See Item 5 below.
**
Based upon 38,154,340 shares of Common Stock issued and outstanding as of February 28, 2011 plus 9,375,000 shares of Common Stock issuable upon conversion of the Preferred Shares (as defined below) held by Milestone Longcheng Limited as of February 28, 2011.

CUSIP No. 16949J108	Page 3 of 12

1.	Name of Reporting Person Milestone China Opportunities Fund II, L.P.
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,375,000*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,375,000*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,375,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 19.7%**
12	Type of Reporting Person PN

*	See Item 5 below.
**
Based upon 38,154,340 shares of Common Stock issued and outstanding as of February 28, 2011 plus 9,375,000 shares of Common Stock issuable upon conversion of the Preferred Shares (as defined below) held by Milestone Longcheng Limited as of February 28, 2011.

CUSIP No. 16949J108	Page 4 of 12

1.	Name of Reporting Person Milestone Capital Partners Limited
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,375,000*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,375,000*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,375,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 19.7%**
12	Type of Reporting Person CO

*	See Item 5 below.
**
Based upon 38,154,340 shares of Common Stock issued and outstanding as of February 28, 2011 plus 9,375,000 shares of Common Stock issuable upon conversion of the Preferred Shares (as defined below) held by Milestone Longcheng Limited as of February 28, 2011.

CUSIP No. 16949J108	Page 5 of 12

1.	Name of Reporting Person Cherianne Limited
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,375,000*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,375,000*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,375,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 19.7%**
12	Type of Reporting Person CO

*	See Item 5 below.
**
Based upon 38,154,340 shares of Common Stock issued and outstanding as of February 28, 2011 plus 9,375,000 shares of Common Stock issuable upon conversion of the Preferred Shares (as defined below) held by Milestone Longcheng Limited as of February 28, 2011.

CUSIP No. 16949J108	Page 6 of 12

1.	Name of Reporting Person Yuen Ho Wan
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,375,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,375,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,375,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 19.7%**
12	Type of Reporting Person IN

*	See Item 5 below.
**
Based upon 38,154,340 shares of Common Stock issued and outstanding as of February 28, 2011 plus 9,375,000 shares of Common Stock issuable upon conversion of the Preferred Shares (as defined below) held by Milestone Longcheng Limited as of February 28, 2011.

CUSIP No. 16949J108	Page 7 of 12

1.	Name of Reporting Person James Ngai
2.	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,375,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,375,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,375,000*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row (11) 19.7%**
12	Type of Reporting Person IN

*	See Item 5 below.
**
Based upon 38,154,340 shares of Common Stock issued and outstanding as of February 28, 2011 plus 9,375,000 shares of Common Stock issuable upon conversion of the Preferred Shares (as defined below) held by Milestone Longcheng Limited as of February 28, 2011.

CUSIP No. 16949J108	Page 8 of 12

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to Series A Convertible Preferred Shares, par value $0.001 per share (the “Preferred Shares”), of China BCT Pharmacy Group, Inc., a company organized under the laws of Delaware (the “Company”). Each Preferred Share is initially convertible into one common stock, par value $0.001 per share (the “Common Stock”), of the Company as of February 28, 2011. The address of the Company’s principal executive office is No. 102, Chengzhan Road, Liuzhou City, Guangxi Province, China.  This Schedule 13D is being filed on behalf of Milestone Longcheng Limited, Milestone China Opportunities Fund II, L.P., Milestone Capital Partners Limited, Cherianne Limited, Yuen Ho Wan and James Ngai to disclose their current direct or indirect beneficial ownership of the Company’s Preferred Shares.

ITEM 2. IDENTITY AND BACKGROUND

(a)
This Schedule 13D is being filed jointly by Milestone Longcheng Limited, Milestone China Opportunities Fund II, L.P., Milestone Capital Partners Limited, Cherianne Limited, Yuen Ho Wan and James Ngai (collectively, the “Reporting Persons”).

(b)
The registered address of Milestone Longcheng Limited is P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands. The registered address of Milestone China Opportunities Fund II, L.P. is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The registered address of Milestone Capital Partners Limited is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The registered address of Cherianne Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal business address of Yuen Ho Wan and James Ngai is Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.

(c)
The principal business of each of Milestone Longcheng Limited and Milestone China Opportunities Fund II, L.P. is investment holdings. Milestone China Opportunities Fund II, L.P. is the sole shareholder of Milestone Longcheng Limited. The principal business of Milestone Capital Partners Limited is serving as the general partner of Milestone China Opportunities Fund II, L.P. The principal business of Cherianne Limited is serving as the sole director of Milestone Capital Partners Limited. Yuen Ho Wan and James Ngai are engaged through private investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Yuen Ho Wan and James Ngai are serving as all of the directors of Cherianne Limited.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Milestone Longcheng Limited is organized under the laws of British Virgin Islands. Both of Milestone China Opportunities Fund II, L.P. and Milestone Capital Partners Limited are organized under the laws of Cayman Islands. Cherianne Limited is organized under the laws of British Virgin Islands. Yuen Ho Wan is a citizen of United Kingdom. James Ngai is a citizen of Canada.

CUSIP No. 16949J108	Page 9 of 12

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 18, 2011, Milestone Longcheng Limited entered into the Series A Convertible Preferred Shares Purchase Agreement (the “Share Purchase Agreement”) with the Company, pursuant to which Milestone Longcheng Limited acquired 9,375,000 Preferred Shares of the Company with an aggregate consideration of $30 million less expense reimbursement of up to $400,000 for certain reasonable legal and other expenses incurred by Milestone Longcheng Limited in connection with the transaction. The transaction closed on February 28, 2011. The funds used by Milestone Longcheng Limited to purchase the 9,375,000 Preferred Shares described above were obtained by it from capital contributions by its shareholder and from its available funds.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons consummated the transaction described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)–(b)	The following information with respect to the ownership of Preferred Shares convertible into Common Stock of the Company by each of the Reporting Persons is provided as of February 28, 2011:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Milestone Longcheng Limited	9,375,000	19.7%	9,375,000	0	9,375,000	0
Milestone China Opportunities Fund II, L.P.	9,375,000	19.7%	9,375,000	0	9,375,000	0
Milestone Capital Partners Limited	9,375,000	19.7%	9,375,000	0	9,375,000	0
Cherianne Limited	9,375,000	19.7%	9,375,000	0	9,375,000	0
Yuen Ho Wan	9,375,000	19.7%	0	9,375,000	0	9,375,000
James Ngai	9,375,000	19.7%	0	9,375,000	0	9,375,000

As of February 28, 2011, Milestone Longcheng Limited was the record owner of 9,375,000 Preferred Shares of the Company, each of which is initially convertible into one share of Common Stock of the Company. Milestone China Opportunities Fund II, L.P. is the sole shareholder of Milestone Longcheng Limited. Milestone Capital Partners Limited is the general partner of Milestone China Opportunities Fund II, L.P. Cherianne Limited is the sole director of Milestone Capital Partners Limited. Yuen Ho Wan and James Ngai, as all of the directors of Cherianne Limited, share the investment and voting power of Cherianne Limited. Pursuant to Section 13(d) of the Act, each of Milestone China Opportunities Fund II, L.P., Milestone Capital Partners Limited, Cherianne Limited, Yuen Ho Wan and James Ngai may be deemed to beneficially own in aggregate 9,375,000 Preferred Shares held by Milestone Longcheng Limited, each of which is initially convertible into one share of Common Stock of the Company.

CUSIP No. 16949J108	Page 10 of 12

(c)	Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Preferred Shares or Common Stock of the Company during the past 60 days.

(d)
Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Shares or the Common Stock issuable upon conversion of the Preferred Shares.

(e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

Share Purchase Agreement

On January 18, 2011, Milestone Longcheng Limited entered into the Share Purchase Agreement with the Company, pursuant to which Milestone Longcheng Limited acquired 9,375,000 Preferred Shares of the Company with an aggregate consideration of $30 million less expense reimbursement of up to $400,000 for certain reasonable legal and other expenses incurred by Milestone Longcheng Limited in connection with the transaction. The transaction closed on February 28, 2011.

Under the Share Purchase Agreement, Milestone Longcheng Limited (or successor holders of its Preferred Shares) will have the right to name one director and to recommend an additional independent director to the Company’s board of directors, which is currently consisted of five members.

Registration Rights Agreement

In connection with the Share Purchase Agreement, Milestone Longcheng Limited and the Company entered into the Registration Rights Agreement (the “Registration Rights Agreement”) on February 28, 2011. The Registration Rights Agreement provides for registration under the Securities Act of 1933, under various circumstances, of the shares of Common Stock into which the Preferred Shares can be converted.

Shareholders Agreement

In connection with the Share Purchase Agreement, Milestone Longcheng Limited, the Company and certain other parties also entered into the Shareholders Agreement (the “Shareholders Agreement”) on February 28, 2011. The Shareholders Agreement provides a process for the sale by holders of Common Stock of the Company of their shares, including offering such Common Stock first to the holders of Preferred Shares prior to any third party sale and co-sale rights of the holders of Preferred Shares.

CUSIP No. 16949J108	Page 11 of 12

Certificate of Designation

In connection with the Share Purchase Agreement, the board of directors of the Company also approved the Certificate of Designation (the “Certificate of Designation”) on January 18, 2011 to adopt terms of Preferred Shares. Pursuant to the Certificate of Designation, the Preferred Shares purchased under the Share Purchase Agreement carry a dividend of 5% and are convertible initially into an equal number of shares of Common Stock of the Company at an initial conversion price of $3.20 per share. The Preferred Shares became convertible into Common Stock immediately upon their issuance. The initial conversion price of $3.20 per share is subject to adjustment for dilutive transactions, stock splits and other reclassifications and, to the extent provided in a performance measure, for the 2011 financial performance of the Company. The Preferred Shares will be automatically converted upon consummation of a public offering of Common Stock in an amount of $60 million at a time when the Company’s market capitalization is $300 million or greater, it is listed on a national exchange and the offering price is at least two times the then applicable adjusted conversion price.

Holders of Preferred Shares have preemptive rights in connection with the issuance of new securities by the Company, pursuant to which the holders of the Preferred Shares have the right to purchase a number of the new securities equal to their percentage ownership of Common Stock (calculated on an as converted and fully-diluted basis) multiplied by the number of new securities to be issued.

In the event that the outstanding Preferred Shares constitute at least five percent of the outstanding Common Stock on an as converted and fully-diluted basis, the Company cannot take any of the following actions without the approval of the holders of a majority of the outstanding Preferred Shares: (i) adopt any amendment to the Certificate of Incorporation or By-laws of the Company or the Certificate of Designation that adversely alters the rights or privileges of the Preferred Shares; (ii) authorize or issue any class of shares with rights that are senior to or on a parity with the Preferred Shares; (iii) approve or affect any merger, acquisition, recapitalization, or any other similar transaction involving the Company or any of its subsidiaries, provided that any of the above actions would require shareholders’ approval; (iv) sell all or substantially all of the assets of the Company or any of its subsidiaries; (v) increase or decrease the authorized number of the board of directors to more than seven, except for a further increase as may be required under the listing requirements of a securities exchange; and (vi) pass any resolution or take any steps to have the Company or any of its subsidiaries dissolved, wound up or liquidated.

This Item 6 (and other Items of this Schedule 13D) does not provide a complete description of the Share Purchase Agreement, Registration Rights Agreement, Shareholders Agreement and Certificate of Designation, and such description is qualified in its entirety by reference to the agreements, which are set forth in Item 7 hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Joint Filing Agreement by and among the Reporting Persons

99.2
Series A Convertible Preferred Shares Purchase Agreement by and between Milestone Longcheng Limited and the Company (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company on January 18, 2011, SEC File No. 333-145620)

99.3
Registration Rights Agreement by and between Milestone Longcheng Limited and the Company (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Company on January 18, 2011, SEC File No. 333-145620)

99.4
Shareholders Agreement by and among the Company, Milestone Longcheng Limited, certain shareholders of the Company and Mr. Tian Hui Tang as representative for the shareholders (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Company on January 18, 2011, SEC File No. 333-145620)

99.5	Certificate of Designation of the Company (incorporated by reference to Exhibit 4.3 to Amendment No.12 to Form S-1 filed by the Company on March 3, 2011, SEC File No. 333-165161)

CUSIP No. 16949J108	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2011

Milestone Longcheng Limited	By: /s/ Yunli Lou Name: Yunli Lou Title: Director
Milestone China Opportunities Fund II, L.P.	By: /s/ Yunli Lou Name: Yunli Lou Title: Authorized Signatory
Milestone Capital Partners Limited	By: /s/ Yuen Ho Wan Name: Yuen Ho Wan Title: Authorized Signatory
Cherianne Limited	By: /s/ Yuen Ho Wan Name: Yuen Ho Wan Title: Director
Yuen Ho Wan	/s/ Yuen Ho Wan
James Ngai	/s/ James Ngai